                                   FORM 11-K
(Mark One)

                 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended May 31, 1996
                                      OR

               [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-16891
                           ------------
  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         SpeedFam Employees' Savings and Profit Sharing Plan and Trust

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         SpeedFam International, Inc.
                               7406 West Detroit
                            Charden, Arizona  85226

                             REQUIRED INFORMATION

  The following financial statements    4.  In lieu of the requirements of
shall be furnished for the plan:        Items 1-3 above, plans subject to
                                        ERISA may file plan financial
  1.  An audited statement of           statements and schedules prepared in
financial condition as of the end       accordance with the financial
of the latest two fiscal years of       reporting requirements of ERISA.  To
the plan (or such lesser period as      the extent required by ERISA, the
the plan has been in existence).        plan financial statements shall be
                                        examined by an independent
  2.  An audited statement of income    accountant, except that the "limited
and changes in plan equity for          scope exemption" contained in Section
each of the latest three fiscal         103(a)(3)(C) of ERISA shall not be
years of the plan (or such lesser       available.
period as the plan has been in
existence).
                                            Note:  A written consent of the
  3.  The statements required by        accountant is required with respect
Items 1 and 2 shall be prepared in      to the plan annual financial
accordance with the applicable          statements which have been
provisions of Article 6A of             incorporated by reference in a
Regulation S-X (17 CFR                  registration statement on Form S-8
210.6A-01-.6A-05).                      under the Securities Act of 1933.
                                        The consent should be filed as an
                                        exhibit to this annual report. Such
                                        consent shall be currently dated and
                                        manually signed.

                         FAMTEC EMPLOYEES' SAVINGS AND
                         PROFIT SHARING PLAN AND TRUST

                             FINANCIAL STATEMENTS

                             MAY 31, 1996 AND 1995

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)















        Katz & Miller, Certified Public Accountants, Chicago, Illinois

          FAMTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST



                               Table of Contents
                               -----------------

                                                            Page
                                                            ----
Independent Auditors' Report                                 1


Financial Statements:


Statements of Net Assets Available
  for Benefits                                               2

Statements of Changes in Net Assets
  Available for Benefits                                     3

Notes to Financial Statements                                4

Summary of Participants' Equity                              7











        Katz & Miller, Certified Public Accountants, Chicago, Illinois

                         [LETTERHEAD OF KATZ & MILLER]


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To the Board of Trustees of
    FamTec Employees' Savings and Profit Sharing Plan and Trust



We have audited the accompanying statements of net assets available for benefits of FamTec Employee's Savings and Profit Sharing Plan and Trust as of May 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our examinations were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of participants' equity is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Katz & Miller

September 13, 1996

          FAMTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             MAY 31, 1996 AND 1995


                                                                              1996                   1995
                                                                              ----                   ----

                                               ASSETS
                                               -----
Cash and short-term investments                                            $   944,059            $  568,277

Accrued interest receivable                                                     28,687                28,380

Employer's contributions receivable:
  SpeedFam International, Inc.                                               1,206,169                20,002
  Met-Coil Ltd. USA Branch                                                       2,640                 2,071

Employee's contributions receivable:
  Met-Coil Ltd. USA Branch                                                         744                   816

Loans to participants                                                           47,846                77,018

Miscellaneous receivable                                                           144

Investment securities at fair value                                         11,571,647             4,366,512
                                                                           -----------            ----------


   Net Assets Available For
        Benefits                                                           $13,801,936            $5,063,076
                                                                           ===========            ==========


       See Notes to Financial Statements and Independent Auditors' Report

          FAMTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       YEARS ENDED MAY 31, 1996 AND 1995



                                                   1996              1995
                                                   ----              ----
Investment income:
 Interest                                       $   133,196       $  117,232
 Dividends                                           44,923           37,041
 Net appreciation in fair value of
   investment securities                          7,352,864          497,728
                                                -----------       ----------

        Net income from investments               7,530,983          652,001

Employer's contributions:
  SpeedFam International, Inc.                    1,206,169           20,002
  Met-Coil Ltd. USA Branch                            2,640            2,071

Employee's contributions:
  SpeedFam International, Inc.                      400,891          275,583
  Met-Coil Ltd. USA Branch                            8,802            6,905

Distributions to participants:
  SpeedFam International, Inc.                     (410,625)        (141,711)
                                                -----------       ----------



        Net increase in assets available
              for benefits                        8,738,860          814,851


Net assets available for benefits:
  Beginning of year                               5,063,076        4,248,225
                                                -----------       ----------


  End of year                                   $13,801,936       $5,063,076
                                                ===========       ==========


      See Notes to Financial Statements and Independent Auditors' Report

          FAMTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS



NOTE 1    DESCRIPTION OF PLAN AND TRUST
          -----------------------------

          The following description of the Plan and Trust is provided for general information purposes only. The Plan agreement is the sole source for a complete description of the Plan's provisions.

          (a) The Plan is a defined contribution plan established by SpeedFam International, Inc. (formerly FamTec International, Inc.) and any of its affiliates and subsidiaries (the Company) that adopts the plan.

          (b) Employees of the Company are eligible to participate in the 401(k) provisions of the Plan as of the 1st day of June or December after commencing employment and in the profit sharing provisions of the Plan as of the 1st day of June after commencing employment.

          (c) Participants' accounts are 100% vested. Company accounts become 100% vested at date of retirement, death, disability, or, in the event of earlier resignation or dismissal, at various rates from 20% to 100% based upon years of service ranging from 2 to 6 years.

          (d)  Benefits may be distributed in any one of the following methods;
               (i) lump sum; (ii) periodic payments; or (iii) purchase of a joint and survivor annuity contract.

          (e) The Company and its affiliates pay administrative expenses on behalf of the Plan and Trust.



NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          ------------------------------------------

          (a) The accompanying financial statements have been prepared on the accrual basis.

          (b)  Investment securities are carried at fair value.

          (c) Gain or loss on disposal of investment securities is determined on an average cost basis.

          FAMTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS



NOTE 3    INVESTMENT SECURITIES
          ---------------------

          The following table presents the market value of investment securities. Individual investments that represent 5% or more of the Trust's assets are separately identified.




                                           1996                         1995
                                  ----------------------      -----------------------

                                  Principal                   Principal
INVESTMENTS AT FAIR               amount or                   amount or
  VALUE AS DETERMINED BY          number of    Market         number of      Market
  QUOTED MARKET PRICE              shares       value           shares       value
------------------------          ---------  -----------      ---------    ----------
SpeedFam International, Inc.
  common stock                     351,380   $ 7,203,290

U.S. Government securities        $800,000       820,320       $550,000    $  888,707

Corporate bonds                   $325,000       325,543       $175,000       184,973

Municipal bonds                   $ 50,000        49,725       $ 50,000        48,355

Common stocks                       74,243     3,172,769         55,623     1,967,960

INVESTMENTS AT ESTIMATED
  FAIR VALUE
------------------------

  SpeedFam International, Inc.                                   20,669     1,276,517
   common stock                              -----------                   ----------

                                             $11,571,647                   $4,366,512
                                             ===========                   ==========

On October 10, 1995, the shares of SpeedFam International, Inc. (formerly FamTec International, Inc.) were listed on the NASDAQ stock exchange. At May 31, 1996, the quoted market price was $20.50 per share.

For 1995, the valuation of the common stock of the company was determined by an established formula based on net worth and net earnings of the most recent five year period.

          FAMTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN AND TRUST
                         NOTES TO FINANCIAL STATEMENTS



NOTE 3    INVESTMENT SECURITIES - CONTINUED
          ---------------------------------

During 1996 and 1995 the Trust's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                           NET CHANGE IN FAIR VALUE

                                                        1996        1995
                                                        ----        ----

INVESTMENTS AT FAIR VALUE AS DETERMINED
  BY QUOTED MARKET PRICE
---------------------------------------

  SpeedFam International, Inc. common stock          $6,621,272
  U.S. Government securities                            (18,387)  $ 11,446
  Corporate and municipal bonds                          (7,960)       (10)
  Common stocks                                         756,446    206,550
  Short term investments                                  1,493        711


INVESTMENTS AT ESTIMATED FAIR VALUE
-----------------------------------

  SpeedFam International, Inc. common stock                        279,031
                                                     ----------    -------


                                                     $7,352,864   $497,728
                                                     ==========   ========


NOTE 4    FEDERAL INCOME TAXES
          --------------------

          A favorable determination letter from the Internal Revenue Service stating that the Plan and Trust qualified under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code has been received.



NOTE 5    PLAN TERMINATION
          ----------------

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants will be 100% vested in their accounts.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       SPEEDFAM EMPLOYEES' SAVINGS AND PROFIT
                                          SHARING PLAN AND TRUST


                                       /s/ Roger K. Marach
                                       -----------------------------------------
                                       Roger K. Marach
                                       Co-Trustee

                                 Exhibit Index

Number              Description

  23.1              Consent of Katz & Miller